# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Innovative Platforms Inc., CIK 0001837774
CUSIP: 13767J104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 149 JAMES PLACE, MAITLAND, Florida (FL), 32751
Date of event which requires filing of this statement: 03/31/2021
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002111096

## Reporting persons
- Jones James Carl: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 92,812; shared voting power 0; sole dispositive power 92,812; shared dispositive power 0; aggregate amount beneficially owned 92,812 (14.99% of the class)
  Comment: Shares of common stock held through James C Jones, Roth, 401(k) Profit Sharing Plan, an entity wholly owned and controlled by David A B Brown. On March 31, 2021, the Reporting Person acquired 92,812 common shares in a purchase from David J. Cutler.

## Item 1. Issuer
Name of issuer: Global Innovative Platforms Inc.
Address of issuer's principal executive offices: 149 JAMES PLACE, MAITLAND, FLORIDA 32751. (formerly Canning Street Corporation, 8374 Market Street #284, Lakewood Ranch, FL 34202).

## Item 2. Person Filing
Name of person filing: James C. Jones
Address of principal business office or, if none, residence: 272 1st. Avenue S., Naples, FL 34102
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 92,812
Percent of class: 14.99
Sole power to vote or to direct the vote: 92,812
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 92,812
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jones James Carl: /s/ James C. Jones, Individual (06/09/2026)